CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	September 27, 2020	December 29, 2019
Current assets:
Cash and cash equivalents	$232,916	$64,126
Trade accounts receivable (note 4)	210,193	320,931
Income taxes receivable	4,292	—
Inventories (note 5)	938,572	1,052,052
Prepaid expenses, deposits and other current assets	50,967	77,064
Total current assets	1,436,940	1,514,173
Non-current assets:
Property, plant and equipment	934,144	994,980
Right-of-use assets	60,448	73,539
Intangible assets (note 6)	296,235	383,864
Goodwill (note 6)	206,636	227,865
Deferred income taxes	13,862	9,917
Other non-current assets	7,872	6,732
Total non-current assets	1,519,197	1,696,897
Total assets	$2,956,137	$3,211,070
Current liabilities:
Accounts payable and accrued liabilities	$352,086	$406,631
Income taxes payable	—	1,255
Current portion of lease obligations (note 9(d))	15,204	14,518
Total current liabilities	367,290	422,404
Non-current liabilities:
Long-term debt (note 7)	1,000,000	845,000
Lease obligations (note 9(d))	68,065	66,982
Other non-current liabilities	45,227	42,190
Total non-current liabilities	1,113,292	954,172
Total liabilities	1,480,582	1,376,576
Equity:
Share capital	177,010	174,218
Contributed surplus	28,642	32,769
Retained earnings	1,282,021	1,628,042
Accumulated other comprehensive income (loss)	(12,118)	(535)
Total equity attributable to shareholders of the Company	1,475,555	1,834,494
Total liabilities and equity	$2,956,137	$3,211,070

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2020 40

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
AND COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Net sales (note 15)	$602,314	$739,658	$1,291,121	$2,165,228
Cost of sales (note 9(e))	466,823	536,944	1,197,569	1,578,982
Gross profit	135,491	202,714	93,552	586,246
Selling, general and administrative expenses	61,490	78,972	200,372	263,991
Impairment of trade accounts receivable (note 4)	504	1,482	14,969	26,276
Restructuring and acquisition-related costs (note 8)	4,747	4,408	43,897	31,280
Impairment of goodwill and intangible assets (note 6)	—	—	93,989	—
Operating income (loss)	68,750	117,852	(259,675)	264,699
Financial expenses, net (note 9(b))	11,442	9,885	35,392	29,626
Earnings (loss) before income taxes	57,308	107,967	(295,067)	235,073
Income tax expense (recovery)	953	3,084	(2,433)	7,776
Net earnings (loss)	56,355	104,883	(292,634)	227,297
Other comprehensive income (loss), net of related income taxes (note 11):
Cash flow hedges	7,787	(2,973)	(11,583)	(14,898)
Comprehensive income (loss)	$64,142	$101,910	$(304,217)	$212,399
Earnings (loss) per share (note 12):
Basic	$0.28	$0.51	$(1.48)	$1.11
Diluted	$0.28	$0.51	$(1.48)	$1.11

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2020 41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended September 27, 2020 and September 29, 2019
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, December 29, 2019	199,012	$174,218	$32,769	$(535)	$1,628,042	$1,834,494
Share-based compensation	—	—	(1,066)	—	—	(1,066)
Shares issued under employee share purchase plan	58	1,042	—	—	—	1,042
Shares issued or distributed pursuant to vesting of restricted share units	77	2,495	(3,397)	—	—	(902)
Shares repurchased for cancellation	(843)	(744)	—	—	(22,472)	(23,216)
Share repurchases for settlement of non-Treasury RSUs	(2)	(1)	—	—	(26)	(27)
Dividends declared	—	—	336	—	(30,889)	(30,553)
Transactions with shareholders of the Company recognized directly in equity	(710)	2,792	(4,127)	—	(53,387)	(54,722)
Cash flow hedges (note 11)	—	—	—	(11,583)	—	(11,583)
Net loss	—	—	—	—	(292,634)	(292,634)
Comprehensive loss	—	—	—	(11,583)	(292,634)	(304,217)
Balance, September 27, 2020	198,302	$177,010	$28,642	$(12,118)	$1,282,021	$1,475,555
Balance, December 30, 2018	206,732	$159,858	$32,490	$3,382	$1,740,342	$1,936,072
Adjustments relating to the adoption of new accounting standards	—	—	—	—	(2,176)	(2,176)
Adjusted balance, December 31, 2018	206,732	159,858	32,490	3,382	1,738,166	1,933,896
Share-based compensation	—	—	19,496	—	—	19,496
Shares issued under employee share purchase plan	34	1,215	—	—	—	1,215
Shares issued pursuant to exercise of stock options	407	11,508	(3,115)	—	—	8,393
Shares issued or distributed pursuant to vesting of restricted share units	11	275	(1,465)	—	—	(1,190)
Shares repurchased for cancellation	(3,494)	(2,827)	—	—	(125,614)	(128,441)
Dividends declared	—	—	752	—	(83,903)	(83,151)
Transactions with shareholders of the Company recognized directly in equity	(3,042)	10,171	15,668	—	(209,517)	(183,678)
Cash flow hedges (note 11)	—	—	—	(14,898)	—	(14,898)
Net earnings	—	—	—	—	227,297	227,297
Comprehensive income (loss)	—	—	—	(14,898)	227,297	212,399
Balance, September 29, 2019	203,690	$170,029	$48,158	$(11,516)	$1,755,946	$1,962,617

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2020 42

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Cash flows from (used in) operating activities:
Net earnings (loss)	$56,355	$104,883	$(292,634)	$227,297
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 13(a))	29,912	52,114	239,414	159,832
	86,267	156,997	(53,220)	387,129
Changes in non-cash working capital balances:
Trade accounts receivable	(50,844)	(19,887)	109,609	(211,485)
Income taxes	(2,002)	408	(5,579)	(621)
Inventories	95,694	(41,718)	114,402	(113,228)
Prepaid expenses, deposits and other current assets	4,143	1,189	26,001	(3,541)
Accounts payable and accrued liabilities	17,725	27,302	(67,831)	40,347
Cash flows from operating activities	150,983	124,291	123,382	98,601

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(12,955)	(36,933)	(37,608)	(110,291)
Purchase of intangible assets	(1,143)	(3,250)	(7,319)	(8,644)
Business acquisitions	—	—	—	(1,300)
Proceeds on disposal of property, plant and equipment	250	3,215	779	5,871
Cash flows used in investing activities	(13,848)	(36,968)	(44,148)	(114,364)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facilities	(367,000)	(51,000)	(245,000)	238,000
Proceeds from term loan	—	—	400,000	—
Payment of lease obligations	(3,911)	(3,461)	(11,230)	(10,089)
Dividends paid	—	(27,536)	(30,553)	(83,151)
Proceeds from the issuance of shares	268	361	940	9,015
Repurchase and cancellation of shares	—	—	(23,216)	(128,441)
Share repurchases for settlement of non-Treasury RSUs	—	—	(27)	—
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	—	—	(133)	—
Cash flows from (used in) financing activities	(370,643)	(81,636)	90,781	25,334

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	477	(481)	(1,225)	(437)
Increase (decrease) in cash and cash equivalents during the period	(233,031)	5,206	168,790	9,134
Cash and cash equivalents, beginning of period	465,947	50,585	64,126	46,657
Cash and cash equivalents, end of period	$232,916	$55,791	$232,916	$55,791

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$10,361	$9,987	$28,701	$25,989
Income taxes, net of refunds	3,589	2,900	7,087	8,908
Supplemental disclosure of cash flow information (note 13).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2020 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended September 27, 2020
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three and nine months ended September 27, 2020 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2019 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of December 30, 2019 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on October 28, 2020.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters, however for fiscal 2020 net sales are not following historical patterns due to the impact of the coronavirus ("COVID-19") pandemic.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

(d) Initial application of new accounting standards and interpretations in the reporting period:
On December 30, 2019, the Company adopted the following new amendment:

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, its adoption did not have an impact on the Company’s consolidated financial statements.

QUARTERLY REPORT - Q3 2020 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect theclassification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Interest Rate Benchmark Reform
On September 26, 2019, the IASB published "Interest Rate Benchmark Reform - Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. The amendments from Phase 1 modified specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The Company has floating rate debt with a variable rate of interest linked to U.S. LIBOR as a benchmark for establishing the rate in the amount of $800 million outstanding as at September 27, 2020, a portion of which is hedged with $275 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges. The Company early adopted the Phase 1 amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019).

On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. Earlier application is permitted. There is currently no anticipated impact of the amendment on the Company's consolidated financial statements upon its initial adoption date (January 4, 2021) as the Company has not made any modifications as a direct consequence of the IBOR reform to date. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient.

QUARTERLY REPORT - Q3 2020 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. TRADE ACCOUNTS RECEIVABLE:

	September 27, 2020	December 29, 2019
Trade accounts receivable	$228,982	$328,115
Allowance for expected credit losses	(18,789)	(7,184)
	$210,193	$320,931

As at September 27, 2020, trade accounts receivables being serviced under a receivables purchase agreement amounted to $98.4 million (December 29, 2019 - $141.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 21, 2021, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $0.5 million (2019 - $0.8 million) and $1.4 million (2019 - $2.3 million), respectively, for the three and nine months ended September 27, 2020, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Allowance for expected credit losses, beginning of period	$(21,123)	$(8,666)	$(7,184)	$(7,547)
Impairment of trade accounts receivable	(504)	(1,482)	(14,969)	(26,276)
Write-off of trade accounts receivable	2,838	3,597	3,364	27,272
Allowance for expected credit losses, end of period	$(18,789)	$(6,551)	$(18,789)	$(6,551)

Impairment of trade accounts receivable
The impairment of trade accounts receivable for the nine months ended September 27, 2020 was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the COVID-19 pandemic. The impairment of trade accounts receivable for the nine months ended September 29, 2019 consisted primarily of a $21.7 million charge relating to the receivership and liquidation of one of the Company's U.S. distributor customers.

In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company has established a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. In light of the COVID-19 pandemic, the Company’s provision matrix was adjusted, as its historical experience was not reflective of the current market conditions, including the uncertainties present in the current economic environment, such as the financial viability of its debtors and the various levels of government support that have been announced. Many of our customers have seen a major reduction in their sales and operations during this period and are taking specific measures to minimize operating losses and preserve liquidity, including requests to extend payment terms on the Company’s previously invoiced shipments at the onset of the COVID-19 pandemic. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix are not reflective of expected losses at this time. Therefore, the Company has applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. The Company has increased its expected credit loss rates by reference to projected macroeconomic loss factors (such as projected GDP decreases or projected market default rates) to reflect the additional risk of loss that the current economic conditions would indicate. For customers in good standing who have not requested extended payment terms on the Company’s previously invoiced shipments, the expected credit loss rates have not been modified.

QUARTERLY REPORT - Q3 2020 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. TRADE ACCOUNTS RECEIVABLE (continued):

Impairment of trade accounts receivable (continued)

For customers who had initially requested extended payment terms on the Company’s previously invoiced shipments and who continue to be impacted by the current economic environment, an expected loss rate ranging between 2% and 10% has been determined using macroeconomic factors, and depending on the customer's historical payment history, the nature of its operations, and its geographic location. For customers previously in default, a significant loss rate has been determined. A 10% increase in the expected loss rate for all customers with a balance due as at September 27, 2020 would result in an $21 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience.

5. INVENTORIES:

	September 27, 2020	December 29, 2019
Raw materials and spare parts inventories	$125,864	$152,584
Work in progress	53,454	75,535
Finished goods	759,254	823,933
	$938,572	$1,052,052

6. INTANGIBLE ASSETS AND GOODWILL:

Goodwill and intangible assets acquired through business acquisitions have been allocated to the Company's cash-generating units ("CGUs") as follows:

	September 27, 2020	December 29, 2019
Textile & Sewing:
Goodwill	$206,636	$206,637
Definite life intangible assets (excluding computer software)	29,080	33,066
Indefinite life intangible assets	93,400	93,400
	$329,116	$333,103
Hosiery:
Goodwill	$—	$21,228
Definite life intangible assets (excluding computer software)	65,325	101,906
Indefinite life intangible assets	86,129	129,272
	$151,454	$252,406

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and long-lived assets) are compared to their recoverable amounts. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal. The Company performed the annual impairment review for goodwill and indefinite life intangible assets as at December 29, 2019, and the estimated recoverable amounts exceeded the carrying amounts of its CGUs and as a result, there was no impairment identified. However, for the Hosiery CGU, management had identified that a decrease in the risk adjusted forecasted adjusted EBITDA of 10%, combined with a decrease in the adjusted EBITDA multiple by a factor of 1 would result in the estimated recoverable amount being equal to the carrying amount.

QUARTERLY REPORT - Q3 2020 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
6. INTANGIBLE ASSETS AND GOODWILL (continued):

Hosiery CGU
The COVID-19 outbreak, which was declared a pandemic on March 11, 2020 by the World Health Organization led to a rapid deterioration in the global economic environment and triggered a sharp fall in stock markets and enterprise values worldwide. In addition, the Company’s market capitalization declined significantly between March 11, 2020 and March 29, 2020. The measures adopted by the various levels of government across key markets in order to mitigate the spread of COVID-19 significantly affected economic activity and sentiment, disrupting the business operations of companies worldwide, and required many of the Company’s customers to which it sells hosiery products to temporarily close all of their retail locations across the U.S. in mid to late-March. Therefore, as a result of the adverse impact of the COVID-19 pandemic on the global economic environment and on the Company's market capitalization and considering that the fair value of the Hosiery CGU as at December 29, 2019 was only 20% higher than its carrying value, the Company performed an impairment review of the Hosiery CGU as at March 29, 2020.

Based on the results of its impairment review of the Hosiery CGU, the Company recorded an impairment charge of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets (both definite and indefinite life) acquired in previous business acquisitions. The non-cash write-down of goodwill and intangible assets is expected to have no impact on the Company’s liquidity, cash flows from operating activities, or its compliance with debt covenants. The primary cause for the impairment charge is the deterioration in the global economic environment and the resulting decline in the Company’s share price, market capitalization, and forecasted earnings.

The Company determined the recoverable amounts of the Hosiery CGU based on the fair value less costs of disposal method. The fair value of the Hosiery CGU was based on a multiple applied to forecasted recurring earnings before financial expenses, income taxes, depreciation and amortization, and restructuring and acquisition-related costs ("adjusted EBITDA"), which considers financial forecasts approved by senior management. The adjusted EBITDA multiple was obtained by using market comparables as a reference. The key assumptions used in the estimation of the recoverable amount for the Hosiery CGU are the risk adjusted forecasted recurring adjusted EBITDA and the adjusted EBITDA multiple of 7 (adjusted EBITDA multiple of 11 in 2019). The most significant assumptions that form part of the risk adjusted forecasted recurring adjusted EBITDA relate to estimated sales volumes, selling prices, input costs, and SG&A expenses. A decrease in the risk adjusted forecasted adjusted EBITDA of 10%, combined with a decrease in the adjusted EBITDA multiple by a factor of 1 would result in an additional impairment of approximately $90 million. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. The Company has not identified a triggering event for impairment or reversal of impairment during the second or third quarter of fiscal 2020.

Textile & Sewing CGU
Based on the annual impairment review for goodwill and indefinite life intangible assets performed as at December 29, 2019, the excess of the recoverable amount over the carrying value for the Textile & Sewing CGU was significant. However, given the current global economic environment and its impact on the Company's market capitalization, the Company also performed an impairment review of the Textile & Sewing CGU as at March 29, 2020 using the fair value less costs of disposal method, and concluded that no impairment was required and that no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets for this CGU.

QUARTERLY REPORT - Q3 2020 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		September 27, 2020	December 29, 2019
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%(2)	2.3%	$—	$245,000	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly(3)	2.6%	300,000	300,000	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly(3)	2.6%	400,000	—	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50,000	50,000	August 2026
		$1,000,000	$845,000
(1)Represents the annualized effective interest rate for the nine months ended September 27, 2020, including the cash impact of interest rate swaps, where applicable.
(2)The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $2.0 million (December 29, 2019 - $22.5 million) has been committed against this facility to cover various letters of credit.
(3)The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(4)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2020, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, in each case to extend the maturity dates from April 2024 to April 2025. On April 6, 2020, the Company entered into a new unsecured two-year term loan agreement for a total principal amount of $400 million. Under the terms of the revolving long-term bank credit facility, both term loan facilities, and the notes, the Company is required to comply with certain covenants, including maintenance of financial ratios.

On June 26, 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants to provide increased financial flexibility.

QUARTERLY REPORT - Q3 2020 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
7. LONG-TERM DEBT (continued):

The amendments effect changes to certain provisions and covenants under the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes during the period beginning March 30, 2020 and ending April 4, 2021 (the “covenant relief period”), as follows:

•An increase in the maximum Total Net Debt to EBITDA Ratio (ratio of the Company’s total debt to EBITDA for the preceding four fiscal quarters) from 3.25 to 1.00 to (i) 3.50 to 1.00 for the fiscal quarter ending September 27, 2020, (ii) 4.50 to 1.00 for the fiscal quarter ending January 3, 2021, (iii) 4.50 to 1.00 for the fiscal quarter ending April 4, 2021, and (iv) 3.50 to 1.00 for the fiscal quarter ending July 4, 2021 and at all times thereafter;
•A decrease in the minimum Interest Coverage Ratio (ratio of the Company’s EBITDA for the preceding four fiscal quarters to its consolidated total interest expense) from 3.50 to 1.00 to 3.00 to 1.00 for all periods;
•The computation of EBITDA for purposes of the Total Net Debt to EBITDA Ratio and Interest Coverage Ratio calculations was adjusted to exclude the financial results of the fiscal quarter ending June 28, 2020 and annualizing the three other fiscal quarters included in the twelve-month measurement period to arrive at a twelve-month trailing EBITDA ending on the date on which the ratios are calculated, and to limit the amount of adjustments made in the computation of EBITDA;
•Dividends and share repurchases are not permitted during the covenant relief period, except during the fiscal quarters ending January 3, 2021 and April 4, 2021 if the Total Net Debt to EBITDA Ratio is less than 3.00 to 1.00;
•Maintain a minimum available liquidity of at least $400 million;
•Total investments, capital expenditures, and acquisitions, cannot exceed $100 million in the aggregate during the covenant relief period, unless certain liquidity thresholds are met;
•Sales of assets cannot exceed $25 million;
•Incurrence of new indebtedness cannot exceed $100 million; and
•Inclusion of customary anti-cash hoarding provisions.

During the covenant relief period, the applicable spread added to the variable U.S. LIBOR-based interest rate for the revolving long-term bank credit facility and both term loan facilities will increase by between 50 to 100 basis points per year, varying as a function of the Total Net Debt to EBITDA ratio. Private noteholders will receive an increase of 125 basis points per year (payable quarterly) during the covenant relief period (which is recorded in bank and other financial charges for the three and nine months ended September 27, 2020), unless the Company is in compliance with its original covenants on the last day of such fiscal quarter. In addition, upfront costs of $3.9 million incurred for the amendments are included in bank and other financial charges for the nine months ended September 27, 2020.

The Company was in compliance with all amended financial covenants at September 27, 2020 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts. If economic conditions caused by the COVID-19 pandemic worsen, this could impact the Company’s ability to maintain compliance with its amended financial covenants and require the Company to seek additional amendments to its loan and note agreements.

QUARTERLY REPORT - Q3 2020 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Employee termination and benefit costs	$967	$2,841	$8,961	$9,970
Exit, relocation and other costs	3,310	3,738	11,152	13,023
Net loss (gain) on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	470	(2,171)	23,784	8,273
Acquisition-related transaction costs	—	—	—	14
	$4,747	$4,408	$43,897	$31,280

Restructuring and acquisition-related costs for the nine months ended September 27, 2020 related to the following: $22.1 million for the closure of a yarn-spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $9.4 million for the closure of textile manufacturing and sewing operations in Mexico; $5.9 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2.3 million for SG&A workforce reductions; and $4.2 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019.

Restructuring and acquisition-related costs for the nine months ended September 29, 2019 related to the following: $6.0 million for the exit of yarn recycling activities, including the planned disposal of yarn recycling equipment; $6.5 million for the closure of a hosiery manufacturing plant in Canada; $9.6 million for the consolidation of sewing activities, primarily in Honduras and Mexico; $4.4 million for the closure of a yarn-spinning plant in the U.S.; $1.3 million for the closure of an administrative office in the U.S.; $1.5 million for the closure of a distribution centre in the U.S.; and $2.0 million in other costs to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

QUARTERLY REPORT - Q3 2020 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Depreciation of property, plant and equipment	$26,660	$27,435	$82,112	$90,150
Depreciation of right-of-use assets	3,558	3,215	10,890	9,687
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(1,565)	3,770	(922)	6,761
Amortization of intangible assets, excluding computer software	3,306	3,924	10,994	13,365
Amortization of computer software	1,479	1,343	4,555	3,854
Depreciation and amortization included in net earnings	$33,438	$39,687	$107,629	$123,817

Included in property, plant and equipment as at September 27, 2020 is $12.0 million (December 29, 2019 - $37.7 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at September 27, 2020 is $2.3 million (December 29, 2019 - $9.9 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

Effective July 1, 2019, the Company revised the estimated useful lives of its yarn-spinning manufacturing equipment based on a re-assessment of their expected use to the Company and recent experience of their economic lives. These assets, which were previously being depreciated on a straight-line basis over 10 years, are now depreciated on a straight-line basis over 15 to 20 years depending on the nature of the equipment. For fiscal 2020, the change in estimate resulted in a reduction in depreciation included in net earnings of approximately $4 million and $13 million, respectively, for the three and nine months ended September 27, 2020, and is expected to result in a reduction of depreciation included in net earnings of approximately $4 million for the remainder of the fiscal year.

(b) Financial expenses, net:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Interest expense on financial liabilities recorded at amortized cost(1)	$7,475	$7,630	$23,159	$21,971
Bank and other financial charges(2)	3,384	1,984	10,916	5,709
Interest accretion on discounted lease obligations	777	743	2,519	2,370
Interest accretion on discounted provisions	59	72	184	215
Foreign exchange gain	(253)	(544)	(1,386)	(639)
	$11,442	$9,885	$35,392	$29,626
(1) Net of capitalized borrowing costs of $0.4 million (2019 - $0.5 million) and $1.2 million (2019 - $0.8 million), respectively, for the three and nine months ended September 27, 2020.
(2) For the nine months ended September 27, 2020, includes upfront costs of $3.9 million for the June 2020 amendments of the loans and notes agreements.

QUARTERLY REPORT - Q3 2020 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER INFORMATION (continued):

(c) Related party transaction:
The Company incurred expenses for airplane usage of $0.1 million (2019 - $0.1 million) and $0.6 million (2019 - $0.8 million), respectively, for the three and nine months ended September 27, 2020, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at September 27, 2020, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.1 million (December 29, 2019 - $0.7 million).

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position as at September 27, 2020:

September 27, 2020
Current	$15,204
Non-current	68,065
$83,269

The following table presents the future minimum lease payments under non-cancellable leases (including short term leases) as at September 27, 2020:

September 27, 2020
Less than one year	$19,720
One to five years	45,416
More than five years	32,604
$97,740

For the three and nine months ended September 27, 2020 the total cash outflow for recognized lease obligations (including interest) was $4.7 million and $13.7 million, respectively, of which $3.9 million and $11.2 million, respectively, was included as part of cash outflows from financing activities.

(e) Cost of sales:
Included in cost of sales are the following items:

•$15.0 million and $108.4 million, respectively, for the three and nine months ended September 27, 2020, of manufacturing costs charged directly to cost of sales as a result of low production levels due to the temporary suspension of production at most of our manufacturing facilities starting in mid-March 2020 resulting from the COVID-19 pandemic. These manufacturing costs consist mainly of salary and benefits continuation for suspended employees as a result of suspended production, severance for terminated employees, and unabsorbed salary, benefits, and overhead costs, including depreciation.
•$11.3 million mark-to-market loss for the nine months ended September 27, 2020 ($3.8 million gain for the three months ended September 27, 2020), for excess commodity contracts with merchants that no longer meet the own-use exemption based on a reduction of physical cotton consumption in line with reduced production requirements for the remainder of the year.
•$9.4 million transfer for the nine months ended September 27, 2020 (nil for the three months ended September 27, 2020) from accumulated other comprehensive income to cost of sales for certain commodity forward, option, and swap contracts that no longer met the criteria for hedge accounting as the commodity purchases which the hedging instruments were respectively hedging were no longer expected to occur due to reduced production requirements.

QUARTERLY REPORT - Q3 2020 53

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
9. OTHER INFORMATION (continued):

(e) Cost of sales (continued):
•Write-downs of inventory to net realizable value of nil and $29.2 million, respectively for the three and nine months ended September 27, 2020, related to the Company’s strategic initiative to significantly reduce its imprintables product line stock-keeping unit (SKU) count by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands, which the Company began implementing in the fourth quarter of fiscal 2019. The write-downs relate to changes in estimates as well as the impact of additional SKU reductions. In addition, write-downs of $7.0 million and $39.2 million, respectively, were recorded for the three and nine months ended September 27, 2020 due to the decline in the net realizable value of certain retail end-of-line products due to the current market environment and for retail product-line inventory management.

10. FAIR VALUE MEASUREMENT:

Disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks, are included in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at December 29, 2019 and December 30, 2018. Updates to changes in our credit and liquidity risks are described in the section entitled “Financial risk management” of the Management’s Discussion and Analysis of the Company’s operations, financial performance and financial position as at September 27, 2020. Accordingly, these disclosures are incorporated into these condensed interim consolidated financial statements by cross-reference.

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	September 27, 2020	December 29, 2019
Financial assets
Amortized cost:
Cash and cash equivalents	$232,916	$64,126
Trade accounts receivable	210,193	320,931
Financial assets included in prepaid expenses, deposits and other current assets	19,863	45,950
Long-term non-trade receivables included in other non-current assets	2,171	2,933
Derivative financial assets included in prepaid expenses, deposits and other current assets	10,200	9,816
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	323,845	395,564
Long-term debt - bearing interest at variable rates	800,000	645,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Derivative financial liabilities included in accounts payable and accrued liabilities	28,241	11,067
(1) Accounts payable and accrued liabilities include balances payable of $19.9 million (December 29, 2019 - $39.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement.
(2) The fair value of the long-term debt bearing interest at fixed rates was $222.3 million as at September 27, 2020 (December 29, 2019 - $206.4 million).

QUARTERLY REPORT - Q3 2020 54

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
10. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at September 27, 2020, the notional amount of TRS outstanding was 262,004 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2020 55

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$(316)	$3,900	$5,142	$7,558
Commodity price risk	7,955	(6,154)	(15,659)	(15,180)
Interest rate risk	396	(2,861)	(13,514)	(12,223)
Income taxes	4	(39)	(51)	(76)
Amounts reclassified from OCI to inventory, related to commodity price risk	298	5,499	6,861	11,643
Amounts reclassified from OCI to net earnings, related to foreign currency risk, interest rate risk, and commodity risk, and included in:
Net sales	308	(2,071)	(470)	(5,108)
Cost of sales	—	(118)	8,483	(285)
Selling, general and administrative expenses	76	8	518	368
Financial expenses, net	(939)	(1,170)	(2,924)	(1,661)
Income taxes	5	33	31	66
Other comprehensive income (loss)	$7,787	$(2,973)	$(11,583)	$(14,898)

During fiscal 2020, the Company determined that it no longer met the criteria for hedge accounting for certain commodity forward, option, and swap contracts and certain forward foreign exchange contracts (collectively the "hedging instruments") as the commodity purchases and foreign currency sales which the hedging instruments were respectively hedging, were no longer expected to occur due to current economic conditions resulting from the COVID-19 pandemic. Changes in the fair value of such commodity forward, option, and swap contracts and forward foreign exchange contracts resulted in a net loss of $9.0 million, which were transferred out of accumulated other comprehensive income and recognized immediately in net earnings during the nine months ended September 27, 2020.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and nine months ended September 27, 2020 and for the three and nine months ended September 29, 2019. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and nine months ended September 27, 2020 and for the three and nine months ended September 29, 2019. No ineffectiveness has been recognized in net earnings for the three and nine months ended September 27, 2020 and for the three and nine months ended September 29, 2019.

As at September 27, 2020, accumulated other comprehensive loss of $12.1 million consisted of net deferred losses on commodity forward, option, and swap contracts of $1.7 million, net deferred losses on interest rate swap contracts of $11.8 million, and net deferred gains on forward foreign exchange contracts of $1.4 million. Approximately $4.1 million of net losses presented in accumulated other comprehensive income (loss) are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q3 2020 56

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. EARNINGS (LOSS) PER SHARE:

Reconciliation between basic and diluted earnings (loss) per share is as follows:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Net earnings (loss) - basic and diluted	$56,355	$104,883	$(292,634)	$227,297
Basic earnings (loss) per share:
Basic weighted average number of common shares outstanding	198,257	203,684	198,360	205,080
Basic earnings (loss) per share	$0.28	$0.51	$(1.48)	$1.11
Diluted earnings (loss) per share:
Basic weighted average number of common shares outstanding	198,257	203,684	198,360	205,080
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	47	579	—	539
Diluted weighted average number of common shares outstanding	198,304	204,263	198,360	205,619
Diluted earnings (loss) per share	$0.28	$0.51	$(1.48)	$1.11

Excluded from the above calculation for the three months ended September 27, 2020 are 2,219,128 stock options (2019 - nil ) and 17,500 Treasury RSUs (2019 - 7,500) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended September 27, 2020 are 2,219,128 stock options (2019 - nil ) and 49,240 Treasury RSUs (2019 - 7,500) which were deemed to be anti-dilutive.

QUARTERLY REPORT - Q3 2020 57

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Depreciation and amortization (note 9(a))	$33,438	$39,687	$107,629	$123,817
Restructuring charges (gain) related to property, plant and equipment, right-of-use assets, and computer software (note 8)	470	(2,171)	23,784	8,273
Impairment of goodwill and intangible assets (note 6)	—	—	93,989	—
(Gain) loss on disposal of property, plant and equipment and computer software	(647)	7	1,532	595
Share-based compensation(1)	1,695	7,220	(904)	19,611
Deferred income taxes	(680)	(22)	(4,046)	(562)
Unrealized net (gain) loss on foreign exchange and financial derivatives	(7,289)	1,311	10,321	(836)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(135)	1,749	5,754	713
Other non-current assets	405	2,849	(338)	4,904
Other non-current liabilities	2,655	1,484	1,693	3,317
	$29,912	$52,114	$239,414	$159,832
(1) During the nine months ended September 27, 2020, the Company revised its estimate for the achievement of performance factors relating to Non-Treasury RSUs to be settled in common shares purchased on the open market, resulting in a reduction of share-based compensation expense of $9 million for the nine months ended September 27, 2020.

(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$(1,238)	$(1,618)	$(12,372)	$6,637
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(191)	(54)	(426)	(3)
Additions to right-of-use assets included in lease obligations	760	4,476	13,377	5,313
Impact of adoption of new accounting standards	—	—	—	(2,176)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	2,108	—	2,495	3,869
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	—	250	336	752

QUARTERLY REPORT - Q3 2020 58

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. CONTINGENT LIABILITIES:

Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

15. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Activewear	$456,328	$619,165	$960,534	$1,778,338
Hosiery and underwear	145,986	120,493	330,587	386,890
	$602,314	$739,658	$1,291,121	$2,165,228

Net sales were derived from customers located in the following geographic areas:

	Three months ended		Nine months ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
United States	$517,107	$632,478	$1,092,193	$1,847,200
Canada	25,399	27,143	50,283	80,221
International	59,808	80,037	148,645	237,807
	$602,314	$739,658	$1,291,121	$2,165,228

QUARTERLY REPORT - Q3 2020 59